                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               SCHEDULE 13E-3/A

             RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                              IIC INDUSTRIES INC.
                      (Name of Subject Company (Issuer))

                              CP Holdings Limited
                              IIC Industries Inc.
                            Kenyon Phillips Limited
                       Kenyon Phillips Acquisition, LLC
                             Sir Bernard Schreier

                           (Names of Filing Persons)

                    Common Stock, Par Value $0.25 Per Share
                        (Title of Class of Securities)

                                  449-628-205
                     (CUSIP Number of Class of Securities)

                                Mr. Paul Filer
                    Executive Director, CP Holdings Limited
                                Otterspool Way
                            Watford, Hertfordshire
                           United Kingdom, WD25 8JP
                              011 44 192 325 0500
          (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                   Copy to:
                          Samuel F. Ottensoser, Esq.
                Gersten, Savage, Kaplowitz, Wolf & Marcus, LLP
                             101 East 52nd Street
                           New York, New York 10022
                                 (212)752-9700

                           CALCULATION OF FILING FEE
               ------------------------------------------------
                 Transaction valuation* Amount of filing fee**
                            $9,544,720.50 $1,908.94
               ------------------------------------------------


* For purposes of calculating amount of filing fee only. This calculation assumes the purchase of all outstanding shares of common stock, par value $0.25 per share, of IIC Industries Inc. not currently owned by Kenyon Phillips Acquisition, LLC, at a purchase price of $10.50 per share, to the seller in cash, without interest.

** The amount of the filing fee calculated in accordance with Regulation 2400.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.


[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $1,908.94          Filing party:     IIC Industries Inc.

Form or Registration No.:  SC PREM 14A        Date filed:       February 5, 2002


[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [_] third party tender offer subject to Rule 14d-1.
     [_] issuer tender offer subject to Rule 13e-4.
     [X] going-private transaction subject to Rule 13e-3.
     [_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

                            INTRODUCTORY STATEMENT

         This amended Transaction Statement on Schedule 13E-3/A (the "Amended Statement") relates to a going- private transaction of IIC Industries Inc., a Delaware corporation (the "Company"). The going-private transaction was preceded by a tender offer (the "Offer") commenced by CP Holdings Limited, a corporation formed under the laws of the United Kingdom ("CP Holdings"), on October 15, 2001. Pursuant to the Offer, CP Holdings offered to purchase all the outstanding shares of common stock, $0.25 par value, of the Company not owned by CP Holdings, Kenyon Phillips Limited, a corporation formed under the laws of the United Kingdom, or Kenyon Phillips Acquisition, LLC, a limited liability company formed under the laws of the State of Delaware (such entities, including Sir Bernard Schreier, the Chairman of CP Holdings, the "Affiliates"), through its wholly-owned subsidiary Kenyon Phillips Acquisition, LLC (such non-Affiliate shares, the "Shares"). Kenyon Phillips Acquisition, LLC purchased 300,064, or approximately 5.3%, of the shares of the Company's common stock in the Offer, which Offer closed on December 19, 2001. At the time of the Offer Kenyon Phillips Limited owned approximately 78.8% of the issued and outstanding shares of the Company's common stock. On January 31, 2002, (i) CP Holdings assigned and transferred to Kenyon Phillips Limited all right and title to the member interests of Kenyon Phillips Acquisition, LLC owned by CP Holdings, and (ii) Kenyon Phillips Acquisition, LLC issued Kenyon Phillips Limited member interests in exchange for the transfer of all of the shares of the Company's common stock owned by Kenyon Phillips Limited, both of which resulted in CP Holdings beneficially owning, through Kenyon Phillips Acquisition, LLC, approximately 84.1% of the outstanding shares of the Company's common stock.

         CP Holdings intends to complete the going-private transaction pursuant to a merger whereby the Company will be merged with and into Kenyon Phillips Acquisition, LLC or a wholly-subsidiary of Kenyon Phillips Acquisition, LLC formed for the purpose of effectuating the going-private transaction . Non-affiliated stockholders of the Company will receive a net cash payment of $10.50 per Share (the "Per Share Amount"), the same sum as the consideration paid in the Offer. In the merger (the "Merger"), the Shares will be converted into the right to receive the Per Share Amount, unless the holders of such Shares perfect their rights of appraisal as provided by Delaware law. The Company filed a definitive proxy statement on Schedule DEF 14A (the "Schedule 14A") on March 1, 2002 with respect to the meeting of stockholders at which approval for the proposal to effectuate the Merger will be sought (the "Meeting").

         The information in the Schedule 14A, including all schedules, exhibits and annexes thereto, is hereby expressly incorporated herein by reference in response to all the Items of this Amended Statement, except as otherwise set forth below.

ITEM 1. SUMMARY TERM SHEET The information set forth in the Schedule 14A under the captions "QUESTIONS AND ANSWERS ABOUT THE MEETING" and "PROPOSAL 1:
APPROVAL OF THE MERGER -- INFORMATION ABOUT THE TRANSACTION -- Summary Term Sheet" is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION (a) Name and Address. The name of the Company is IIC Industries Inc., which is the issuer of the shares of common stock subject to the going-private transaction. The Company's principal executive offices are located at 171 Madison Avenue, Suite 200, New York, New York 10016. The telephone number of the Company is (212) 889-7201.

(b) Securities. The securities which are the subject of the going-private transaction are the Company's common stock, $0.25 par value (the "Shares"). As of February 27, 2002, there were 5,693,472 Shares issued and outstanding, of which the Affiliates beneficially owned 4,784,451. The information set forth in the Schedule 14A under the caption "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" is incorporated by reference.

(c) Trading Market and Price. The Shares are traded on the Nasdaq SmallCap Market under the symbol "IICR." Trading in the Shares has been extremely limited and sporadic. The Shares are not listed for trading on any stock exchange. The information set forth in the Schedule 14A under the caption "PROPOSAL 1: APPROVAL OF THE MERGER -- INFORMATION ABOUT THE COMPANY -- Market Price of and Dividends on the Common Stock and Related Matters" is incorporated herein by reference.

(d) Dividends. The information set forth in the Schedule 14A under the caption "PROPOSAL 1: APPROVAL OF THE MERGER -- INFORMATION ABOUT THE COMPANY -- Market Price of and Dividends on the Common Stock and Related Matters" is incorporated herein by reference

(e) Prior Public Offerings. Not applicable.

(f) Prior Stock Purchases. The information set forth in the Schedule 14A under the caption "PROPOSAL 1: APPROVAL OF THE MERGER -- SPECIAL FACTORS -- Prior Stock Purchases" is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSONS

(a) 1. Name and Address. The Company is a filing person and the subject company of the Merger. Its address is 171 Madison Avenue, Suite 200, New York, New York 10016 with a telephone number of (212) 889-7201. Reference is made to the information set forth in the Schedule 14A under the caption "PROPOSAL 1:
APPROVAL OF THE MERGER -- INFORMATION ABOUT THE PARTIES TO THE TRANSACTION -- Identity and Background," which is incorporated herein by reference.

(a) 2. Names and Addresses of the Other Filing Persons. The following are also filing persons:


NAME                                            ADDRESS                     TELEPHONE NUMBER
----                                            -------                     ----------------
CP Holdings Limited                     Otterspool Way, Watford,           011 44 192 325 0500
                                        Hertfordshire,
                                        United Kingdom WD25 8JP

Kenyon Phillips Limited                 Otterspool Way, Watford,           011 44 192 325 0500
                                        Hertfordshire,
                                        United Kingdom WD25 8JP

Kenyon Phillips Acquisition, LLC        171 Madison Avenue, Suite 200           (212) 889-7201
                                        New York, NY 10016

Sir Bernard Schreier                    c/o CP Holdings Limited            011 44 192 325 0500
                                        Otterspool Way, Watford,
                                        Hertfordshire,
                                        United Kingdom WD25 8JP




(b) Business and Background of Entities. Kenyon Phillips Acquisition, LLC (the "Acquisition Company") is a wholly- owned subsidiary of Kenyon Phillips Limited, in turn a wholly-owned subsidiary of CP Holdings Limited (collectively referred to herein, including Sir Bernard, as the "Affiliates"). Reference is made to the information set forth in the Schedule 14A under the caption "PROPOSAL 1: APPROVAL OF THE MERGER -- INFORMATION ABOUT THE PARTIES TO THE TRANSACTION -- Identity and Background," which is incorporated herein by reference.

(c) Business and Background of Natural Persons. Sir Bernard is the Chairman of CP Holdings. Reference is made to the information set forth in the Schedule 14A under the caption "PROPOSAL 1: APPROVAL OF THE MERGER -- INFORMATION ABOUT THE PARTIES TO THE TRANSACTION -- Identity and Background," which is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION

(a) 2. Material Terms. The information set forth in the Schedule 14A under the captions "SUMMARY," "QUESTIONS AND ANSWERS ABOUT THE MEETING," "DISSENTERS' RIGHTS OF APPRAISAL," "PROPOSAL 1: APPROVAL OF THE MERGER -- INFORMATION ABOUT THE TRANSACTION -- Summary Term Sheet," "PROPOSAL 1: APPROVAL OF THE MERGER -- INFORMATION ABOUT THE TRANSACTION -- The Tender Offer," "PROPOSAL 1: APPROVAL OF THE MERGER -- INFORMATION ABOUT THE TRANSACTION -- Material Terms of the Merger," "PROPOSAL 1: APPROVAL OF THE MERGER -- INFORMATION ABOUT THE TRANSACTION -- Terms of the Merger Agreement," "PROPOSAL 1: APPROVAL OF THE MERGER -- INFORMATION ABOUT THE TRANSACTION -- Certain United States Federal Income Tax Consequences," "PROPOSAL 1: APPROVAL OF THE MERGER -- INFORMATION ABOUT THE TRANSACTION -- Accounting Treatment of the Merger" and "PROPOSAL 1:
APPROVAL OF THE MERGER -- SPECIAL FACTORS -- Purposes, Alternatives, Reasons and Effects of the Merger" is incorporated herein by reference.

(c) Different Terms. None.

(d) Appraisal Rights. The information set forth in the Schedule 14A under the captions "SUMMARY," "QUESTIONS AND ANSWERS ABOUT THE MEETING," "DISSENTERS' RIGHTS OF APPRAISAL" "PROPOSAL 1: APPROVAL OF THE MERGER -- INFORMATION ABOUT THE TRANSACTION -- Summary Term Sheet," "PROPOSAL 1: APPROVAL OF THE MERGER -- INFORMATION ABOUT THE TRANSACTION -- Material Terms of the Merger," "PROPOSAL 1: APPROVAL OF THE MERGER -- SPECIAL FACTORS -- Purposes, Alternatives, Reasons and Effects of the Merger" and "EXHIBIT B - Section 262 of the Delaware Genera l Corporation Law" is incorporated herein by reference.

(e) Provisions for Unaffiliated Stockholders. No provisions for unaffiliated stockholders to have access to the Company's corporate files or to obtain counsel or appraisal services at its expense has been made. Unaffiliated stockholders are asked to contact Ms. Fortunee F. Cohen, the Company's Secretary, with any questions about the Company's business and Samuel Ottensoser, Esq., of Gersten, Savage, Kaplowitz, Marcus & Wolf, LLP, corporate counsel to the Company, with any questions about the Merger; however, access to corporate files or reimbursement of counsel or appraisal services will not be provided. The information in the Schedule 14A under the caption "PROPOSAL 1 -- SPECIAL FACTORS -- Fairness of the Merger" is incorporated by reference.

(f) Eligibility for Listing or Trading. Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a) Transactions. The information set forth in the Schedule 14A under the caption "PROPOSAL 1: APPROVAL OF THE MERGER -- INFORMATION ABOUT THE TRANSACTION -- Past Contacts, Transactions and Agreements" is incorporated herein by reference.

(b) Significant Corporate Events. The information set forth in the Schedule 14A under the caption "PROPOSAL 1: APPROVAL OF THE MERGER -- INFORMATION ABOUT THE TRANSACTION -- Past Contacts, Transactions and Agreements" is incorporated herein by reference.

(c) Negotiations of Contacts. The information set forth in the Schedule 14A under the caption "PROPOSAL 1: APPROVAL OF THE MERGER -- INFORMATION ABOUT THE TRANSACTION -- Past Contacts, Transactions and Agreements" is incorporated herein by reference.

(e) Agreements Involving the Company's Securities. There are no agreements between the Company, or its officers or directors, and the Affiliates, or any of their officers or directors, relating to the securities of the Company; however, the Company and the Affiliates have entered into the Agreement and Plan of Merger (the "Merger Agreement") attached to the Schedule 14A as Exhibit A, which Merger Agreement shall be submitted for approval by the Company's stockholders at the Meeting. The information in the Schedule 14A set forth under the captions "PROPOSAL 1: APPROVAL OF THE MERGER -- INFORMATION ABOUT THE TRANSACTION - - Material Terms of the Merger," "PROPOSAL 1: APPROVAL OF THE MERGER -- INFORMATION ABOUT THE TRANSACTION - - Terms of the Merger Agreement" and "EXHIBIT A - AGREEMENT AND PLAN OF MERGER" is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(b) Use of Securities. The information set forth in the Schedule 14A under the captions "PROPOSAL 1: APPROVAL OF THE MERGER -- INFORMATION ABOUT THE TRANSACTION -- Material Terms of the Merger," "PROPOSAL 1: APPROVAL OF THE MERGER -- INFORMATION ABOUT THE TRANSACTION -- Terms of the Merger Agreement" and "PROPOSAL 1: APPROVAL OF THE MERGER -- SPECIAL FACTORS -- Purposes, Alternatives, Reasons and Effects of the Merger" is incorporated herein by reference.

(c) Plans. The information set forth in the Schedule 14A under the captions "PROPOSAL 1: APPROVAL OF THE MERGER -- INFORMATION ABOUT THE TRANSACTION -- Material Terms of the Merger," "PROPOSAL 1: APPROVAL OF THE MERGER -- INFORMATION ABOUT THE TRANSACTION -- Terms of the Merger Agreement" and "PROPOSAL 1: APPROVAL OF THE MERGER -- SPECIAL FACTORS -- Purposes, Alternatives, Reasons and Effects of the Merger" is incorporated herein by reference.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

(a) Purposes. The information set forth in the Schedule 14A under the caption "PROPOSAL 1: APPROVAL OF THE MERGER -- SPECIAL FACTORS -- 1. Purposes, Alternatives, Reasons and Effects of the Merger" is incorporated herein by reference.

(b) Alternatives. The information set forth in the Schedule 14A under the caption "PROPOSAL 1: APPROVAL OF THE MERGER -- SPECIAL FACTORS -- 1. Purposes, Alternatives, Reasons and Effects of the Merger" is incorporated herein by reference.

(c) Reasons. There is no particular reason why the Company and the Affiliates are undertaking this transaction at this time as opposed to any other time. The information set forth in the Schedule 14A under the caption "PROPOSAL 1:
APPROVAL OF THE MERGER -- SPECIAL FACTORS -- 1. Purposes, Alternatives, Reasons and Effects of the Merger" is incorporated herein by reference.

(d) Effects. The information set forth in the Schedule 14A under the captions "INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON," "PROPOSAL 1:
APPROVAL OF THE MERGER -- INFORMATION ABOUT THE PARTIES TO THE TRANSACTION -- Summary Term Sheet," "PROPOSAL 1: -- APPROVAL OF THE MERGER -- INFORMATION ABOUT THE PARTIES TO THE TRANSACTION -- Material Terms of the Merger," "PROPOSAL 1: APPROVAL OF THE MERGER -- INFORMATION ABOUT THE PARTIES TO THE TRANSACTION -Terms of the Merger Agreement, "PROPOSAL 1: APPROVAL OF THE MERGER -- INFORMATION ABOUT THE PARTIES TO THE TRANSACTION -- Certain United States Federal Income Tax Consequences," and "PROPOSAL 1: APPROVAL OF THE MERGER -- SPECIAL FACTORS -- 1. Purposes, Alternatives, Reasons and Effects of the Merger" is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE GOING-PRIVATE TRANSACTION

(a) Fairness. The information set forth in the Schedule 14A under the caption "PROPOSAL 1: APPROVAL OF THE MERGER -- SPECIAL FACTORS -- Fairness of the Merger" is incorporated herein by reference.

(b) Factors Considered in Determining Fairness. The information set forth in the Schedule 14A under the caption "PROPOSAL 1: APPROVAL OF THE MERGER -- SPECIAL FACTORS -- Fairness of the Merger" is incorporated herein by reference.

(c) Approval of Stockholders. Approval of at least a majority of the unaffiliated stockholders is not required.

(d) Unaffiliated Representative. None. The Per Share Amount is identical to the price at which the Offer was made. The Company retained Jesup & Lamont Capital Markets, Inc. to render a fairness opinion, attached as Exhibit C to the Schedule 14A (the "Fairness Opinion"), to assist the Company's independent director in his evaluation of the Tender Offer. The information set forth in the Schedule 14A under the caption "PROPOSAL 1: APPROVAL OF THE MERGER -- SPECIAL FACTORS -- Fairness of the Merger" is incorporated herein by reference.

(e) Approval of Directors. The Board of the Company, including its independent director, has approved the Merger Agreement and all transactions and developments contemplated thereby. The information set forth in the Schedule 14A under the caption "PROPOSAL 1: APPROVAL OF THE MERGER -- SPECIAL FACTORS -- Fairness of the Merger" is incorporated herein by reference.

(f) Other Offers. Not applicable.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

(a) Report, opinion or appraisal.

The Company retained Jesup & Lamont Capital Markets, Inc. ("Jesup") to furnish the Independent Director a Fairness Opinion in connection with the Offer. The Per Share Amount is identical to the price at which the shares of the Company's common stock were tendered for in the Offer. The information set forth in the Schedule 14A under the captions "PROPOSAL 1: APPROVAL OF THE MERGER -- SPECIAL FACTORS -- Fairness of the Merger" and "PROPOSAL 1: APPROVAL OF THE MERGER -- SPECIAL FACTORS -- Reports, Opinions, Appraisals or Negotiations" is incorporated herein by reference.

(b) Preparer and Summary of the Fairness Opinion

          The identity of the preparer of the Fairness Opinion is Jesup & Lamont Capital Markets, Inc. ("Jesup"). Jesup is an investment banking firm that provides a full range of corporate finance, capital markets and financial advisory services to its clients. Jesup regularly engages in the valuation of businesses, assets, and securities as part of its merger and acquisitions advisory services and in connection with negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes.



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


         A resolution appointing Jesup to prepare the Fairness Opinion was unanimously approved by the Company's Board. No material relationship existed between Jesup or its affiliates and the Company or the Affiliates, none has since developed and none is mutually understood to be contemplated.

Summary of the Fairness Opinion

          (i) The Company did not limit the scope of the investigation conducted in the preparation of the Fairness Opinion.

          (ii) The Company engaged Jesup to render a Fairness Opinion, to advise the Independent Director whether, from a financial point of view, the price at which CP Holdings was offering to purchase the Shares was fair to the unaffiliated holders. The Fairness Opinion was prepared in order to assist the Independent Director of the Company in evaluating the terms of the Offer.

          (iii) In conducting its analysis and arriving at its opinion, Jesup considered all financial and other information as it deemed appropriate. With respect to the financial and other information obtained by it from the Company or other sources, Jesup assumed, without independent verification, the accuracy and completeness of such information. The Fairness Opinion was based upon Jesup's interpretation of market, economic and certain industry specific conditions as they existed as of September 10, 2001, and was based, to a large extent, on management's projections and underlying assumptions regarding future performance of the Company's businesses, and management's knowledge of the Company's businesses, without seeking independent verification of the reasonableness of these assumptions. The Fairness Opinion does not address the relative merits of the Offer or the "going-private" transaction as compared to alternative transactions in which the Company might have engaged. No independent evaluation or appraisal of the assets or liabilities of the Company was made by Jesup.

          (iv) The methodology applied by Jesup consisted of (a) the comparison of the Company, from a financial point of view, with companies that Jesup considered to be generally comparable, (b) the comparison of each of the Company's subsidiaries with recent business combinations and asset or merger transactions with companies that Jesup considered to be generally comparable, and (c) a discounted cash flow analysis using an estimated cost of capital for each business segment, developed with management's integrated financial forecasts for the Company with base and growth scenarios for each business segment as well as application of probability factors for achieving the outcome for each of the separate scenarios.

         (v) It was the opinion of Jesup that the offer price of $10.50 per share, net to the seller in cash, without interest, was fair and reasonable from a financial point of view to the unaffiliated stockholders of the Shares.

         (vi) Based on the foregoing, the offer price of $10.50 per share, net to the seller in cash, without interest, was recommended by the Independent Director and ratified by the Board of CP Holdings.

         The Fairness Opinion is attached to the Schedule 14A as Exhibit C and incorporated herein by reference.

          (c) Availability of Documents. The Fairness Opinion is attached hereto as Exhibit C.

ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a) Source of Funds. The information set forth in the Schedule 14A under the captions "PROPOSAL 1: APPROVAL OF THE MERGER -- INFORMATION ABOUT THE TRANSACTION -- Material Terms of the Merger" and "PROPOSAL 1: APPROVAL OF THE MERGER -- SPECIAL FACTORS -- Purposes, Alternatives, Reasons and Effects of the Merger" is incorporated herein by reference.

(b) Conditions. Not applicable.

(c) Expenses. The information set forth in the Schedule 14A under the caption "PROPOSAL 1: APPROVAL OF THE MERGER - INFORMATION ABOUT THE TRANSACTION -- Fees and Expenses" is incorporated herein by



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reference.

(d) Borrowed Funds. Not applicable.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a) Securities Ownership. The information set forth in the Schedule 14A under the caption "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the Schedule 14A under the caption "PROPOSAL 1: APPROVAL OF THE MERGER -- INFORMATION ABOUT THE TRANSACTION -- The Tender Offer" is incorporated herein by reference.

ITEM 12. THE SOLICITATION OR RECOMMENDATION

(d) Intent to Tender or Vote in a Going-Private Transaction. CP Holdings, the controlling beneficial stockholder of the Company, has indicated that it will cause the shares of common stock of the Company held of record by the Acquisition Company to be voted in favor of the proposal to approve the Merger Agreement and all transaction s and developments contemplated thereby. The information set forth in the Schedule 14A under the caption "PROPOSAL 1:
APPROVAL OF THE MERGER -- INFORMATION ABOUT THE TRANSACTION -- Material Terms of the Merger" is incorporated herein by reference.

(e) Recommendations of Others. None. The Board of the Company has approved the Merger Agreement and recommended to its stockholders that they vote in favor of the Merger Agreement. The information set forth in the Schedule 14A under the captions "QUESTIONS AND ANSWERS ABOUT THE MEETING," "PROPOSAL 1: APPROVAL OF THE MERGER -- INFORMATION ABOUT THE TRANSACTION -- Summary Term Sheet," and "PROPOSAL 1: APPROVAL OF THE MERGER -- INFORMATION ABOUT THE TRANSACTION -- Material Terms of the Merger" is incorporated herein by reference.

ITEM 13. FINANCIAL STATEMENTS

(a) The Company's financial statements contained in its Annual Report on Form 10-K filed with the Securities and Exchange Commission (the "Commission") on April 17, 2001, the Form 10-K/A filed with the Commission on April 20, 2001 and the Company's Quarterly Reports on Form 10-Q filed with the Commission on May 21, 2001, August 20, 2001 and November 20, 2001 as attached to the Schedule14A as Exhibits D, E and F, respectively, are incorporated herein by reference.

ITEM 14. PERSONS RETAINED, EMPLOYED, COMPENSATED OR USED

(a) Solicitations or Recommendations. The information set forth in the
Schedule 14A under the captions "PROPOSAL 1: APPROVAL OF THE MERGER -- INFORMATION ABOUT THE TRANSACTION -- Reports, Opinions, Appraisals and Negotiations" and "PROPOSAL 1: APPROVAL OF THE MERGER -- INFORMATION ABOUT THE TRANSACTION -- Fees and Expenses" is incorporated herein by reference.

(b) Employees and Corporate Assets. Other than certain officers of the Affiliates, no officers, employees or corporate assets of the Company have been or will be employed or used by CP Holdings or the Company in connection with the Merger.

ITEM 15. ADDITIONAL INFORMATION

(b) Other material information.

ITEM 16. EXHIBITS



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(a) Agreement and Plan of Merger

(b) None

(c) Fairness Opinion

(d) Agreement and Plan of Merger (Please see Exhibit (a))

(e) None

(f) Appraisal Rights of Dissenting Stockholders under Delaware General Corporation Law

(g) None

(h) None

                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13E-3/A is true, complete and correct.


         CP Holdings Limited


         By:      /s/ Sir Bernard Schreier
                  ------------------------
         Name:    Sir Bernard Schreier
         Title:   Chairman

         IIC Industries Inc.


         By:      /s/ Sir Bernard Schreier
                  ------------------------
         Name:    Sir Bernard Schreier
         Title:   Chairman

         Kenyon Phillips Limited


         By:      /s/ Sir Bernard Schreier
                  ------------------------
         Name:    Sir Bernard Schreier
         Title:   Director

         Kenyon Phillips Acquisition, LLC


         By:      /s/ Paul Filer
                  --------------
         Name:    Paul Filer
         Title:   President


         By:      /s/ Sir Bernard Schreier
                  ------------------------
         Name:    Sir Bernard Schreier


Date: March 1, 2002

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